August 26, 2020

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attn: John Spitz Michael Volley
Re:	RBB Bancorp Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 17, 2020 File No. 001-38149

Ladies and Gentlemen:

On behalf of RBB Bancorp (the “Company”), this letter responds to a comment made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated August 12, 2020 (the “Comment Letter”), regarding the above referenced Form 10-K for Fiscal Year Ended December 31, 2019, filed with the Commission by the Company on March 17, 2020 (the “Form 10-K”).

Set forth below is the Company’s response to the Staff’s comment provided in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in bold text below.

Form 10-K for Fiscal Year Ended December 31, 2019

Risks Related to an Investment in Our Common Stock, page 48

1.

We note disclosure on page 51 that as a result of being an emerging growth company, you are permitted to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies but that you have irrevocably “opted out” of this provision and will comply with new or revised accounting standards to the same extent that compliance is required for public business entities. We note similar disclosure on page 46 of your Form S-1, filed on June 28, 2017. We also note disclosure regarding the adoption of recent accounting pronouncements that indicates that you have or will adopt the new standard using extended transition dates (e.g. ASU 2016-13). Please identify for us each material new or revised accounting standard that should have been adopted by public business entities during 2017, 2018, 2019 or 2020 and tell us the transition provisions you used to adopt the standard, i.e., early adopted, adopted using effective dates applicable to a public business entity, or adopted (or plan to adopt) using an extended transition period available to an emerging growth company. If you have not adopted the standard using effective dates applicable to a public business entity, please tell us how your current accounting policies and disclosure are consistent with US GAAP since your election to opt out of the extended transition period is irrevocable pursuant to Section 107(b)(3) of the JOBS Act. Please refer to Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions available at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville

Lakeland | Los Angeles | Miami | New York | Orlando | Philadelphia | Portland | San Francisco | Stamford
Tallahassee | Tampa | Tysons | Washington, D.C. | West Palm Beach | Bogotá | London | Mexico City

August 26, 2020

RESPONSE:

For the reasons described below, the Company respectfully submits that it has not irrevocably “opted out” of its ability to utilize extended transition periods available to emerging growth companies (“EGC’s”) for complying with new or revised accounting standards. Since its initial confidential filing with the Commission in connection with the Company’s 2017 initial public offering (its “IPO”), the Company has consistently and intentionally utilized the Commission’s expressed mechanism for notifying the Commission of the Company’s desire to avail itself of these extended transition periods. In addition, the Company has been clear in its disclosure and discussions with respect to recent material accounting pronouncements and their applicability (including the applicable available transition period) to the Company. Notwithstanding the foregoing, even if the Commission were to take the position that the Company has irrevocably opted out of available extended transition periods for complying with new or revised accounting standards, the Company believes that, based on the total mix of information available to investors, any benefit associated with requiring the Company to retroactively comply with those standards would be marginal at best, and significantly outweighed by the costs and undue burden associated with retroactive compliance.

I.	The Company did not irrevocably “opt out” of the extended transition periods available for EGC’s for complying with new or revised accounting standards.

The Company believes that it has not irrevocably “opted out” of its ability, as an EGC, to take advantage of the extended transition periods otherwise available to EGC’s to comply with new or revised accounting standards. Effective as of April 12, 2007, the Commission adopted technical amendments to conform several rules and forms to amendments made to the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Title I of the Jumpstart Our Business Startups (“JOBS”) Act.1

“To provide a uniform method for an EGC to notify the Commission and the public pursuant to Section 107 of the JOBS Act that it is an EGC and of its decision as to whether or not to opt out of the extended transition period for complying with new or revised accounting standards, we are adopting minor revisions to Securities Act Forms S-1, S-3, S-4, S-8, S-11, F-1, F-3 and F-4 and Exchange Act Forms 10, 8-K, 10-Q, 10–K, 20–F and 40-F. These amendments modify the cover page of those forms to include two check boxes for an issuer to indicate whether, at the time of the filing, the issuer is an EGC and whether it has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act and Section 13(a) of the Exchange Act.” 2

In connection with its 2017 IPO, the Company confidentially submitted two drafts of its Registration Statement on Form S-1 on May 3, 2017 and June 16, 2017, respectively, and publicly filed its Registration Statement on Form S-1, together with three pre-effective amendments thereto, between June 28, 2017 and July 24, 2017. Subsequent to its IPO, the Company has filed three Annual Reports on Form 10-K, ten Quarterly Reports on Form 10-Q and two Registration Statements on Form S-4, each with one pre-effective amendment. Starting with the original confidential submission of its Registration Statement on Form S-1 in May 2017 and each periodic report and registration statement that the Company has since filed with the Commission, the Company consistently has indicated on the cover page of each of these filings that it is an EGC, and it consistently and intentionally left unchecked the box that the Commission, pursuant to its own rulemaking, indicated was intended to notify the Commission and the public of the Company’s decision with respect to opting out of the extended transition period for complying with new or revised accounting standards.

Notwithstanding the Company’s expressed intention, the Company acknowledges that the initial confidential filing of its Registration Statement on Form S-1, and each subsequent confidential and public filing of the Registration Statement on Form S-1 and pre-effective amendments thereto, inadvertently contained conflicting disclosure in two sentences within the registration statement regarding whether the Company had elected to take advantage of extended transition periods otherwise available for EGC’s to comply with new or revised accounting standards or whether it had irrevocably “opted out” of such extended transition periods. The Company also acknowledges that the subsequent periodic reports it filed with the Commission included a single sentence in a risk factor indicating that the Company had “irrevocably ‘opted out’ of” the transition period that may otherwise be available to EGC’s with respect to new or revised accounting standards. However, the Company’s consistent practice, both with respect to its expressed intention on the cover page of each of these filings, as well as its actual adoption or anticipated adoption of these standards, clearly and unambiguously reflected the Company’s desire to avail itself, as an EGC, of the available extended transition periods for complying with any new or revised financial accounting standards.3

1 See Commission Release Nos. 33-10332; 34-80355.

2 Id. at 13.

3 See, e.g., Note 2 – Basis of Presentation and Summary of Significant Accounting Policies – Recent Accounting Pronouncements to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 17, 2020.

August 26, 2020

Based on the foregoing, the Company respectfully submits to the Commission that the Company has not irrevocably opted out of being able to utilize extended transition periods otherwise available to EGC’s for complying with new or revised accounting standards.

The Company will update the relevant sentence in its risk factors in future periodic reports to clarify that it has not irrevocably opted out of extended transition periods otherwise available to EGC’s for complying with new or revised accounting standards. For example, the Company included the following risk factor on page 77 of its Quarterly Report on Form 10-Q for the six months ended June 30, 2020, which the Company will include in future periodic reports:

“We are an “emerging growth company”, and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company”. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The SEC permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. Since RBB’s IPO, it has been the Company’s intention to take advantage of certain temporary exemptions from various reporting requirements and we are taking advantage of additional transitional relief available to emerging growth companies, which for RBB will be available through the end of 2022. We may take advantage of these provisions for up to five years (which should be through January 2023), unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive if we rely on the foregoing red reporting requirements, which may result in a less active trading market and increased volatility in our stock price.”

II.	Since its IPO, the Company has utilized the extended transition period available to EGC’s for each and every material new and revised accounting standard.

Since its IPO, the Company has utilized the extended transition period available to EGC’s for each and every material new and revised accounting standard. Appendix A to this letter includes a list of each new and revised accounting standard promulgated since the Company’s IPO and indicates whether such new or revised standard applies to the Company, as well as the effective date of such standards for non-EGC’s, the effective date of such standards for EGC’s, and the date the Company adopted or will adopt the applicable accounting pronouncements. As noted above, the Company disclosed in Note 2 to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, that the Company is taking advantage of the available extended transition period for complying with each applicable new or revised financial accounting standards, as well as when the Company adopted or intends to adopt such standard.

For the Commission’s reference, Appendix A also indicates the Company’s belief as to the materiality of each applicable new or revised accounting pronouncement and, except with respect to ASU 2016-13, Measurement of Credit Losses on Financial Instrument (Topic 326), commonly referred to as CECL, the actual or estimated material quantitative impact, if any, of such accounting pronouncement on the Company’s consolidated financial statements. As shown in Appendix A, the only non-CECL accounting pronouncement expected to have a material impact on the Company’s consolidated financial statements is ASU 2016-02, Leases (Topic 842). The Company has disclosed in its Exchange Act filings the anticipated impact of ASU 2016-02 on its consolidated financial statements. Most recently, in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, the Company estimated that it would record a right-of-use asset and liability on its consolidated balance sheets in an amount ranging between $20 million and $25 million when it adopts ASU 2016-02 on January 1, 2021.

The Company currently is unable to estimate the effect that its adoption of CECL, currently planned for January 1, 2023, will have on the Company’s consolidated financial statements. The Company anticipates that, like many of its peers, it is reasonably likely that the impact will be material.

August 26, 2020

III.	Any Marginal Benefit from Retroactive Compliance is Significantly Outweighed by the Costs Associated with Retroactive Compliance.

As described in detail above, the overwhelming mix of information available to investors supports the conclusion that the Company has not irrevocably opted out of the extended transition periods for EGC’s for complying with new or revised accounting standards. ASU 2016-02 is effective as of January 1, 2021 with respect to non-EGC’s and January 1, 2022 with respect to EGC’s. The balance sheet impact related to ASU 2016-02, Leases (Topic 842) is estimated to be between $20 million and $25 million, which is less than 0.8% and 0.9% of the Company’s consolidated total assets as of June 30, 2020 and December 31, 2019, respectively. The Company believes that there would be no marginal benefit to investors if the Company were required to report in prior periods the anticipated impact of ASU 2016-02 upon adoption, if the Commission were to take the position that the Company needs to comply with ASU 2016-02 effective as of January 1, 2021. On the contrary, the Company would incur significant additional expense at a time of great economic uncertainty and strain on the financial system.

With respect to ASU 2016-13, CECL, as the Staff is aware, registrants have expended and continue to expend significant resources, financial and otherwise, to develop, test, validate and implement their CECL models in anticipation of complying with CECL, the earliest compliance date for which was January 1, 2020 and first reported by public registrants in their Quarterly Reports on Form 10-Q for the quarter ended March 31, 2020. As the Staff also is aware, as a result of the COVID-19 pandemic and related economic fallout, Congress acknowledged the significant expense, burden and material financial statement and regulatory impact associated with the adoption of CECL, and as a result, allowed for a delayed CECL adoption date for the earliest required CECL adopters to the earlier to occur of the end of the national emergency declaration related to the COVID-19 pandemic and December 31, 2020.4 With a view towards a January 1, 2023 CECL adoption date available to EGC’s such as the Company that are eligible for the extended transition period, the Company is in the early stages of its CECL planning process. The Company anticipates that it will take between 15 and 18 months to fully develop, test, validate and implement its CECL model. To have to accelerate that timeline and apply CECL to prior periods, even with the delayed effective date otherwise available to early adopters under the CARES Act, would be extremely expensive and unduly burdensome to the Company at a time of great economic uncertainty and strain on the financial system.

As shown in Appendix A, other than ASU 2016-02 and ASU 2016-13, none of the new or revised accounting pronouncements applicable to the Company had or is expected to have a material impact on the Company’s consolidated financial statements. Consequently, requiring the Company to amend and restate its prior consolidated financial statements in order to reflect early adoption of prior accounting pronouncements would result in the Company incurring significant expense and time without providing any material benefit to the Company’s shareholders. As described above, the Company has determined that substantially all of the recent new or revised accounting pronouncements are not material to its financial condition or results of operations. Notwithstanding this lack of materiality, requiring the Company to amend and restate its prior consolidated financial statements to reflect an earlier adoption of these new or revised accounting pronouncements would adversely impact the Company’s shareholders as a result of the delay it would cause to the Company to timely comply with its current reporting obligations since the Company would need to complete such restatements before it could release its prospective consolidated financial statements and issue its current Exchange Act filings. Accordingly, any material benefit from retroactive compliance would be significantly outweighed by the costs associated with retroactive compliance.

As discussed above, the Company respectfully submits that it has not irrevocably “opted out” of the extended transition periods available to EGC’s for complying with new or revised accounting standards. Moreover, even if the Commission were to determine that the Company has irrevocably opted out of the available transition periods for complying with new or revised accounting standards, the Company believes that, based on the total mix of information available to investors, any benefit associated with requiring the Company to retroactively comply with those standards would be marginal at best, and significantly outweighed by the costs and undue burden associated with retroactive compliance.

Please do not hesitate to contact the undersigned if the Staff has any follow up comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely yours,

HOLLAND & KNIGHT LLP

/s/ Jeffrey D. Haas

Jeffrey D. Haas

cc:  David R. Morris, RBB Bancorp

       Shawn M. Turner, Esq.

4 See Section 4014 of the Coronavirus Aid, Relief and Economic Security (CARES) Act, Pub. L. No. 116-136, § 4014, 134 Stat. 281 (Mar. 27, 2020)

August 26, 2020

Appendix A

Material Recent New or Revised Accounting Standards

ASU Number	ACS Topic #	Pronouncement Title	PBE Effective Date	EGC Effective Date	Company Adoption Date	Material Financial Statement Impact
ASU 2014-09	606	Revenue from Contracts with Customers (Topic 606)	1/1/2018	1/1/2019	1/1/2019	None
ASU 2016-01	825-10	Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10)	1/1/2018	1/1/2019	1/1/2019	None
ASU 2016-02	842	Leases (Topic 842)	Deferred by FASB to 1/1/2021	1/1/2022	1/1/2022	Estimated amount of right-to-use asset and lease liability between $20-25 million.
ASU 2016-03	350, 805, 810, 815	Intangibles—Goodwill and Other (Topic 350), Business Combinations (Topic 805), Consolidation (Topic 810), Derivatives and Hedging (Topic 815): Effective Date and Transition Guidance	N/A	N/A	N/A	N/A
ASU 2016-04	405-20	Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products	N/A	N/A	N/A	N/A
ASU 2016-05	815	Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships	N/A	N/A	N/A	N/A
ASU 2016-06	815	Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments	N/A	N/A	N/A	N/A
ASU 2016-07	323	Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting	N/A	N/A	N/A	N/A
ASU 2016-08	606	Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)	Same as ASU 2014-09, 1/1/2018	1/1/2019	1/1/2019	None
ASU 2016-09	718	Improvements to Employee Share-Based Payment Accounting (Topic 718)	1/1/2017	1/1/2018	Early adopted on 1/1/2017 (pre-IPO)	None
ASU 2016-10	606	Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing	Same as ASU 2014-09, 1/1/2018	1/1/2019	1/1/2019	None

August 26, 2020

ASU Number	ACS Topic #	Pronouncement Title	PBE Effective Date	EGC Effective Date	Company Adoption Date	Material Financial Statement Impact
ASU 2016-11	605, 815

Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting (SEC Update)

			N/A	N/A	N/A	N/A
ASU 2016-12	606	Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients	Same as ASU 2014-09, 1/1/2018	1/1/2019	1/1/2019	None
ASU 2016-13	326	Measurement of Credit Losses on Financial Instrument (Topic 326) [CECL]	1/1/2020	1/1/2023	1/1/2023	Unknown at this time.
ASU 2016-14	958	Not-for-Profit Entities (Topic 958): Presentation of Financial Statements of Not-for-Profit Entities	N/A	N/A	N/A	N/A
ASU 2016-15	230	Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments	1/1/2017	1/1/2018	1/1/2018	None
ASU 2016-16	740	Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory	1/1/2018	1/1/2019	1/1/2019	None
ASU 2016-17	810	Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control	1/1/2017	1/1/2017	1/1/2017	None
ASU 2016-18	230	Statement of Cash Flows (Topic 230): Restricted Cash	1/1/2018	1/1/2019	1/1/2019	None
ASU 2016-19	Various	Technical Corrections and Improvements	N/A	N/A	N/A	N/A
ASU 2016-20	606	Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers	Same as ASU 2014-09, 1/1/2018	1/1/2019	1/1/2019	None
ASU 2017-01	805	Business Combinations (Topic 805): Clarifying the Definition of a Business	1/1/2018	1/1/2019	Early adopted on 1/1/2018	None
ASU 2017-03	250, 323, 326, 606, 842

Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings

			Various, see topics 842, 606, 326	Various	Various	None
ASU 2017-03	250, 323, 326, 606, 842

Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings

			Various, see topics 842, 606, 326	Various	Various	None
ASU 2017-04	350	Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment	1/1/2020	1/1/2023	1/1/2023	None anticipated.

August 26, 2020

ASU Number	ACS Topic #	Pronouncement Title	PBE Effective Date	EGC Effective Date	Company Adoption Date	Material Financial Statement Impact
ASU 2017-08	310-20	Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities	1/1/2019	1/1/2020	1/1/2020	None
ASU 2017-09	718	Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting	1/1/2018	1/1/2019	1/1/2019	None
ASU 2017-13	605, 606, 840, 842

Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments (SEC Update)

			1/1/2018 for ASC606. 1/1/21 for ASC842.	1/1/2019 for ASC606. 1/1/22 for ASC842.	RfCwC (ASC606) was adopted 1/1/19. Leases (ASC842) to be adopted 1/1/2022.	See ASU2014-09 and ASU2016-02.
ASU 2017-14	220, 605, 606	Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606) (SEC Update)	ASC 606, 1/1/2018	11/1/2017	11/1/2017	None
ASU 2017-15	995	Codification Improvements to Topic 995, U.S. Steamship Entities: Elimination of Topic 995	1/1/2019	1/1/2019	1/1/2019	None
ASU 2018-01	842	Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842	Same as for ASU 2016-02, deferred to 1/1/2021	1/1/2022	1/1/2022	None
ASU 2018-02	220	Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income	1/1/2019	1/1/2020	12/31/2017	None
ASU 2018-03	825-10	Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities	1/1/2019	1/1/2019	1/1/2019	None
ASU 2018-04	320, 980	Investments—Debt Securities (Topic 320) and Regulated Operations (Topic 980): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 117 and SEC Release No. 33-9273 (SEC Update)	3/9/2018	3/9/2018	3/9/2018	None
ASU 2018-05	740	Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (SEC Update)	Immediate	Immediate	Immediate	None
ASU 2018-06	942	Codification Improvements to Topic 942, Financial Services—Depository and Lending	Immediate	Immediate	Immediate	None
ASU 2018-07	718	Compensation -- Stock Compensation (Topic 718)	1/1/2019	1/1/2020	1/1/2020	None
ASU 2018-08	958	Clarifying the Scope and the Accounting Guidance for Contributions Received and Contribution Made	N/A	N/A	N/A	N/A
ASU 2018-09	220-10, 470-50, 480-10, 718-740, 805-740, 820-10, 940-405, 962-325	Codification Improvements	1/1/2019	1/1/2020	1/1/2020	None

August 26, 2020

ASU Number	ACS Topic #	Pronouncement Title	PBE Effective Date	EGC Effective Date	Company Adoption Date	Material Financial Statement Impact
ASU 2018-10	842	Codification Improvements to Topic 842, Leases	Same as ASC842 (ASU2016-02), deferred to 1/1/2021	1/1/2022	1/1/2022	None
ASU 2018-11	842	Leases (Topic 842): Targeted Improvements	Same as ASC842 (ASU2016-02), deferred to 1/1/2021	1/1/2022	1/1/2022	None
ASU 2018-12	944	Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts	1/1/2021	1/1/2022	1/1/2022	None
ASU 2018-13	820	Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement	1/1/2020	1/1/2021	1/1/2021	None
ASU 2018-14	715-20	Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans	1/1/2021	1/1/2022	1/1/2022	None
ASU 2018-15	350-40	Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract	1/1/2020	1/1/2021	1/1/2021	None.
ASU 2018-16	815	Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes	N/A	N/A	N/A	N/A
ASU 2018-17	810	Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities	N/A	N/A	N/A	N/A
ASU 2018-18	808	Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606	N/A	N/A	N/A	N/A
ASU 2018-19	326	Codification Improvements to Topic 326, Financial Instruments—Credit Losses	Same as ASU2016-13, 1/1/20	1/1/2023	1/1/2023	None
ASU 2018-20	842	Leases (Topic 842): Narrow-Scope Improvements for Lessors	Same as ASU2016-02, deferred to 1/1/2021	1/1/2022	1/1/2022	None
ASU 2019-01	842	Update 2019-01—Leases (Topic 842): Codification Improvements	Same as ASU2016-02, deferred to 1/1/2021	1/1/2022	1/1/2022	None
ASU 2019-02	926, 920	Entertainment—Films—Other Assets—Film Costs (Subtopic 926-20) and Entertainment—Broadcasters—Intangibles—Goodwill and Other (Subtopic 920-350)	N/A	N/A	N/A	N/A
ASU 2019-03	958	Not-for-Profit Entities (Topic 958): Updating the Definition of Collections	N/A	N/A	N/A	N/A
ASU 2019-04	326, 815, 825	Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments	ASU2016-13, topics 1,2 and 5, 1/1/2021; Topic 4, 1/1/2020	1/1/2023	1/1/2023	None
ASU 2019-05	326	Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief	Same as ASU2016-13, 1/1/2020	1/1/2023	1/1/2023	None

August 26, 2020

ASU Number	ACS Topic #	Pronouncement Title	PBE Effective Date	EGC Effective Date	Company Adoption Date	Material Financial Statement Impact
ASU 2019-06	350, 805, 958

Intangibles—Goodwill and Other (Topic 350), Business Combinations (Topic 805), and Not-for-Profit Entities (Topic 958): Extending the Private Company Accounting Alternatives on Goodwill and Certain Identifiable Intangible Assets to Not-for-Profit Entities

			N/A	N/A	N/A	N/A
ASU 2019-07	SEC

Codification Updates to SEC Sections—Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10532, Disclosure Update and Simplification, and Nos. 33-10231 and 33-10442, Investment Company Reporting Modernization, and Miscellaneous Updates  (SEC Update)

			N/A	N/A	N/A	N/A
ASU 2019-08	718, 606	Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer	N/A	N/A	N/A	N/A
ASU 2019-09	944	Financial Services—Insurance (Topic 944): Effective Date	N/A	N/A	N/A	N/A
ASU 2019-10	326, 815, 842	Financial Instruments--Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates	1/1/2023	CECL (ASC326) to be adopted 1/1/23. Leases (ASC842) to be adopted 1/1/2022.	CECL (ASC326) to be adopted 1/1/23. Leases (ASC842) to be adopted 1/1/2022.	See ASU2014-09 and ASU2016-02.
ASU 2019-11	326	Codification Improvements to Topic 326, Financial Instruments—Credit Losses	Same as ASU2016-13, deferred to 1/1/2023	1/1/2023	1/1/2023	None
ASU 2019-12	740	Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes	1/1/2021	1/1/2022	1/1/2022	None
ASU 2020-01	321, 323, 815

Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint  Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)

			1/1/2021	1/1/2022	1/1/2022	None
ASU 2020-02

Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842) (SEC Update)

			1/1/2020	1/1/2023	1/1/2023	See ASU2016-13 CECL.
ASU 2020-03		Codification Improvements to Financial Instruments	1/1/2020	1/1/2020	1/1/2020	None
ASU 2020-04	848	Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	3/12/2020	Applied through 12/31/2022	Applied through 12/31/2022	To be determined.
ASU 2020-05	606, 842	Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842)	ASC842 1/1/21	ASC606 1/1/19; ASC842 1/1/22.	ASC606 1/1/19; ASC842 1/1/22.	See ASU2014-09 and ASU2016-02.